UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number: 000-52699

YUKON-NEVADA GOLD CORP.
(Translation of registrant's name into English)

900 – 688 West Hastings Street
Vancouver, British Columbia
Canada V6B 1P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F  [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

FURNISHED HEREWITH

Exhibits

99.1	Notice of Meeting and Record Date (amended) dated May 6, 2011

99.2	Press Release dated May 24, 2011

99.3	Financial Statement dated March 31, 2011

99.4	Management Discussion and Analysis dated March 31, 2011

99.5	Form 52-109F2 Certification of Interim Filings - CEO dated May 24, 2011

99.6	Form 52-109F2 Certification of Interim Filings - CFO dated May 24, 2011

99.7	Press Release dated May 25, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUKON-NEVADA GOLD CORP.

Date: May 26, 2011	/s/ Robert Baldock

Robert Baldock
President and CEO